OMV

THOMSON FINANCIAL

02 MAY 29 AM 11:10

# News Release

SUPPL

14 pages

Tues[illegible]
7.30a

02034479

www.omv.com

## OMV: First quarter results 2002

- **Reported EBIT for the first three months of 2002 fell by 60% to EUR 80 mn (1-3/01: EUR 199 mn), adversely impacted by severely depressed refining margins and reduced oil price compared to last year.**
- **Clean EBIT decreased by 62% to EUR 79 mn (1-3 2001: EUR 208 mn).**
- **E&P impacted by lower crude and gas prices; R&M suffered from extremely low refining margins although Marketing performed strongly; Gas experienced improved supply and marketing performance, and C&P delivered higher sales volume but suffered from depressed selling prices and higher project related costs.**
- **Consolidated sales for the first quarter of 2002 decreased by 17% due to decreased product selling prices resulting mainly from lower crude oil prices.**
- **Net income decreased by 69% to EUR 40 mn; EPS (excluding minorities) amounted to EUR 1.34 with clean EPS of EUR 1.32.**
- **Results for 2002 will continue to be impacted whilst refining margins and petrochemical prices are also depressed. Some recovery is expected as the year progresses, though weighted towards the end of the year. Our strategic focus remains on investment in organic growth in E&P, Marketing and melamine.**

Wolfgang Ruttenstorfer, CEO of OMV, commented: "When announcing our record 2001 results only about two months ago we pointed out how challenging current trading conditions were. These conditions have adversely impacted almost all of our business segments. Refining margins have dramatically declined to levels - at times below zero - which are without precedent. Prices and margins in petrochemicals have also dropped substantially. As we made clear when reporting the results for the full year 2001, a marked decline in our 2002 earning was virtually unavoidable.

We are confident however, that our strategic progress in recent years has left OMV well placed to weather the current difficult market conditions. Further, our ongoing restructuring and cost saving programs have also helped to mitigate the impact of the difficult current trading backdrop. We remain committed to our long-term growth and return targets and will continue to invest in the organic development of E&P, Marketing and melamine in order to achieve our stated objective of doubling our production and sales volume within the next five to seven years."

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Stock price Q1/02 in EUR close: 109.39 high: 103.39 low: 90.15

**close May 13, 2002: EUR 101.21**

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OMV

# News Release

Tuesday, May 14, 2002
7.30am (UK time) – 8.30am (CET)

www.omv.com

## OMV
## First quarter results 2002

| Q1/02 | Q1/01 | in EUR million (mn) | 1–3/02 | 1–3/01 | FY 2001 |
|---|---|---|---|---|---|
| 80 | 199 | **Earnings before interest and tax (EBIT)** | 80 | 199 | 610 |
| 79 | 208 | **Clean EBIT** | 79 | 208 | 702 |
| 60 | 185 | **Income from ordinary activities** | 60 | 185 | 570 |
| 40 | 127 | **Net income** | 40 | 127 | 382 |
| 34 | 123 | **Net income according to US GAAP** | 34 | 123 | 389 |
| 1,593 | 1,910 | **Sales** [1)] | 1,593 | 1,910 | 7,736 |
| 150 | 402 | **Net cash provided by operating activities** | 150 | 402 | 786 |
| 5,700 | 5,669 | **Employees** | 5,700 | 5,669 | 5,659 |

[1)] Sales excluding petroleum excise tax

**Segmental highlights:**

**E&P:** Production start of the Skene gas field and the Jade oil/gas field in the UK.
**R&M:** Worst refining margins for more than a decade.
**Gas:** Negotiations regarding strong Austrian joint marketing company continue; expected to be successfully concluded during the current year.
**C&P:** Increased volumes but prices and margins depressed.

OMV, the Central European oil and gas group, today announces its results for the three months ended March 31, 2002.

As expected, market conditions during the first quarter have been particularly challenging. Along with the rest of the industry, OMV has suffered from lower crude and product prices and the worst refining margins for over a decade. These factors have more than cancelled out an improved performance in the Company's Marketing and Gas segments as well as increased volumes in C&P. Reported EBIT for the three months to March 31 was down 60% to EUR 80 mn and clean EBIT was down 62% to EUR 79 mn. Net income fell by 69% to EUR 40 mn.

One of the main influences on the results is the crude oil demand and supply situation. **World crude demand** at 76.3 mn bbl/d in the first quarter 2002 was down by 1 mn bbl/d or 1.3% compared to last year, mainly due to decreased demand in the USA. Crude oil production was well balanced through reductions of 1.5 mn bbl/d to 76.3 mn bbl/d. OPEC is responsible for 3 mn bbl/d of the reduction in output while Russia has increased production and has surpassed Saudi Arabia as the world's largest crude oil producer. Together with the crisis in Palestine, OPEC production cuts starting in January initially led to increasing nervousness on the oil market.

As the US currency strengthened in the first quarter of 2002, the euro lost 5% of its value. The average **exchange rate** was 0.88 USD/EUR (1–3/01: 0.92 USD/EUR).

## Income statement

**Consolidated sales** excluding petroleum excise tax for the three months decreased by 17% to EUR 1,593.29 mn (1–3/01: EUR 1,909.91 mn). The reduction was due to lower product prices primarily as a result of lower crude prices. R&M accounted for 66% of total consolidated sales, Gas approximately 23%, C&P 8%, and E&P 3%.

Largely as a consequence of substantially lower European refining margins as well as lower crude oil prices in E&P, the Group's **EBIT** decreased by 60% to EUR 80.11 mn (1–3/01: EUR 199.38 mn). The EBIT performance of Gas was broadly in line with that of last year and C&P decreased from EUR 17.68 mn to EUR 12.51 mn compared to the first three months of last year. **Clean EBIT** decreased by 62% to EUR 79.21 mn (1–3/01: EUR 208.18 mn).

**Net interest charges** improved by EUR 4.35 mn due to a EUR 28.16 mn reduction in net debt compared to the year end. **Equity income** attributable to OMV from the Company's stake in Borealis moved from an income of EUR 0.60 mn in Q1/01 to a loss of EUR 10.75 mn. Borealis' results suffered from reduced profit margins in line with industry trends, which could not be compensated by an increase of 7% in sales volume. Furthermore, Borealis had higher financial charges due to increased debt levels and foreign exchange fluctuations. In summary, **financial charges** for the OMV Group increased to EUR 20.42 mn (1–3/01: EUR 14.62 mn).

**Income from ordinary activities** decreased to EUR 59.69 mn (1–3/01: EUR 184.77 mn). **Taxes on income** decreased from EUR 54.38 mn to EUR 19.71 mn in the period under review; the corporate tax rate slightly increased from 31% to 33%. **Net income** for the period therefore decreased by 69% to EUR 39.97 mn (1–3/01: 127.45 mn).

## Balance sheet, gearing and capital expenditure

The Company's **balance sheet** remains strong with the **gearing ratio** (net debt divided by stockholders' equity) down to 16% at the end of March (December 31, 2001: 17%). **Net debt** was further reduced from EUR 385.89 mn at the end of 2001 to EUR 357.73 mn as of March 31, 2002. As of March 31, 2002, bank loans, overdrafts and Group clearing liabilities of EUR 648.04 mn (December 31, 2001: EUR 605.99 mn) compared with current financial assets and Group clearing receivables totaling EUR 290.31 mn (December 31, 2001: EUR 220.10 mn).

Total assets increased by 4% to EUR 6 bn (December 31, 2001: EUR 5.77 bn). Fixed assets grew to EUR 4.06 bn (December 31, 2001: EUR 3.98 bn). **Additions to fixed assets** amounted to EUR 161.61 mn (1–3/01: EUR 150.84 mn), of which approximately 69% resulted from additions to tangible assets (1–3/02: EUR 111.95 mn; 1–3/01: EUR 102.50 mn). Additions to financial assets were EUR 41.10 mn (1–3/01: EUR 39.43 mn) and additions to intangible assets were EUR 8.55 mn (1–3/01: EUR 8.91 mn). **Current assets** increased by 9% to EUR 1.79 bn (December 31, 2001: EUR 1.63 bn).

**Capital expenditure** increased by 5% from EUR 123.65 to EUR 129.56 mn. Of the total, 47% was invested in R&M, and E&P and Gas received 26% and 24% respectively. C&P accounted for some 2% of the total.

Stockholders' equity increased by 2% and at 38% the Group's **equity ratio** was slightly below the ratio as of December 31, 2001 at 39%. The value of OMV **shares** owned by the Company increased to EUR 9.21 mn compared to EUR 9.04 mn due to the higher

share price (the total share buy backs in 2000 and 2001 amount to 96,000 shares). **Liabilities** rose by 8% due to increased amounts due to banks and taxes payable.

## Cash flows

**Sources of funds** decreased by approximately 36% to EUR 134.21 mn (1–3/01: EUR 208.74 mn), mainly derived from the fall in net income in Refining and E&P driven by the challenging operating business conditions. Net working capital decreased by EUR 16 mn in the first quarter 2002; due to necessary increases in stocks, for mandatory stock levels in Austria, and accounts receivable, although these effects were mitigated by higher liabilities (1–3/01: decrease of EUR 193.49 mn). Overall, **net cash provided by operating activities** was EUR 150.21 mn (1–3/01: EUR 402.23 mn).

**Net cash used in investing activities** decreased from EUR 121.98 mn to EUR 100.30 mn including inflows from disposals of EUR 7.87 mn (1–3/01: EUR: 33.72 mn). **Net cash provided by financing activities** turned to an inflow of EUR 44.63 mn (1–3/01: outflow of EUR 250.28 mn) due to cash being used last year to decrease short-term borrowings. Cash and cash equivalents increased by EUR 95.50 mn from EUR 189.14 mn to EUR 284.64 mn since the beginning of the year (1–3/01: increase of EUR 31.65 mn to EUR 121.96 mn).

## US GAAP

The main differences between net income and stockholders' equity as reported under the Austrian Commercial Code (ACC) and US GAAP derive from differing standards for the valuation of assets and liabilities, for the treatment of changes in the basis of valuation and for the timing of the recording of transactions. The largest reconciliation items for both positions are depreciation, restructuring expenses, pensions, severance and jubilee payments, and the deferred tax adjustments on these items.

Stockholders' **equity** according to US GAAP increased to EUR 2.39 bn (December 31, 2001: EUR 2.34 bn), some 4% higher than the corresponding ACC equity of EUR 2.30 bn. The main positive reconciliation items were depreciation, provisions, and restructuring, whereas adjustments concerning pension, severance and jubilee payments and deferred tax decreased the Group's equity. **Net income** according to US GAAP for the first three months of 2002 was EUR 33.87 mn (1–3/01: EUR 55.35 mn), some 6% lower than the ACC net income of EUR 36.02 mn (excluding minorities). The positive effects of pension, severance and jubilee payments' adjustments, purchases of associates (due to SFAS 141 and 142) and deferred taxes were mitigated by book losses of derivative instruments under US GAAP regulations.

EPS under US GAAP was EUR 0.57 (1–3/01: EUR 4.55) which was considerably lower as the ACC number. The main reason for the lower EPS according to US GAAP is the treatment of unamortized deferred credits relating to negative goodwill arising on acquisitions before July 1, 2001. These amounted to EUR 18.44 mn in total and have been fully written off and recognized as income in 2002 due to a change in accounting principles following the implementation of SFAS 141. This effect is eliminated in the EPS calculation under US GAAP.

## Personnel

At the end of March 2002, the OMV Group's **headcount** increased slightly by 41 people to 5,700 employees (December 31, 2001: 5,659), mainly resulting from increased activities in E&P and R&M.

## The businesses:
## Exploration and Production (E & P)

| Q1/02 | Q1/01 | in EUR million | 1-3/02 | 1-3/01 | FY 2001 |
|---|---|---|---|---|---|
| 47.99 | 99.23 | EBIT | 47.99 | 99.23 | 272.97 |
| 47.99 | 100.75 | Clean EBIT | 47.99 | 100.75 | 311.75 |

The average **Brent price** in the first quarter of 2002 stood at 21.14 USD/bbl (1-3/01: 25.84 USD/bbl), starting at 19 USD/bbl at the beginning of the year and fluctuating between 18 and 21.5 USD/bbl in January and February. In March the price increased to 25.7 USD/bbl in spite of weak demand.

**Segment sales** in E & P declined by 34% to EUR 144.91 mn (1-3/01: EUR 221.08 mn) mainly as a result of significantly lower crude and gas prices, the latter decreasing by 8%. The Company's average realized crude price in the first three months 2002 was down by almost 25% to USD 20.06/bbl (1-3/01: USD 25.88/bbl). A positive factor was the stronger US dollar (the euro lost about 5% of its value).

**EBIT** declined by 52% to EUR 47.99 mn (1-3/01: EUR 99.23 mn). In the period under review there were no special charges and therefore **clean EBIT** decreased accordingly. Production costs excluding royalties (OPEX) for the first quarter of 2002 increased to USD 4.51/boe (1-3/01: USD 4.06/boe). Quarterly production costs may fluctuate with the progress of ongoing projects and are not evenly allocated over the quarters. The major contributors to earnings were the Company's domestic, Libyan and UK operations. Exploration costs rose to EUR 19.89 mn (1-3/01: EUR 17.38 mn), mainly due to increased activities in Austria and Vietnam. Sales volume was below last year's level, which also caused EBIT of the fourth quarter to be higher than in the period under review due to differing quarterly lifting schedules.

**Total production** of oil, NGL (natural gas liquids) and gas was lower at 7.07 mn boe representing a daily production rate of about 79,000 boe/d (1-3/01: 7.33 mn boe or 81,000 boe/d). Oil and NGL production at 4.64 mn bbl was below last year's level of 5.00 mn bbl, chiefly due to lower output in the UK, in Libya and Austria, whereas Australian production increased. Gas production increased by more than 4% to 14.59 bcf (1-3/01: 14.00 bcf) due to higher output in all countries, particularly in Austria. The Miano gas field in Pakistan commenced production in late December 2001, thereby launching the start-up phase.

One of the operational highlights of the first quarter of 2002 was the commencement of production from the Skene gas field in the UK in January. Production from this field is estimated to be up to 180 mn scf per day. In February the Jade oil and gas field came on stream. The plateau production is expected to reach 16,000 bbl/d liquids and 200 mn scf/d of gas by the third quarter of 2002. In March a gas sales and pricing agreement was signed with the Pakistani company Sui Northern Gas Pipeline Limited for another 170 mn scf/d of sales gas from phase 2 of the gas field Sawan.

## Refining and Marketing (R & M)

| Q1/02 | Q1/01 | in EUR million | 1-3/02 | 1-3/01 | FY 2001 |
|---|---|---|---|---|---|
| (1.25) | 55.18 | EBIT | (1.25) | 55.18 | 223.09 |
| (1.25) | 62.39 | Clean EBIT | (1.25) | 62.39 | 279.25 |

Consumer patterns differed across the various markets for petroleum products. Total **Austrian** consumption in Q1/02 was slightly below last year's figure (a decrease of 1%), although there were more volatile movements within the different product groups. Fuel consumption grew by about 4%, benefiting from an increase in gasoline and diesel consumption and compensating for the marked reduction in jet and fuel oils. In **Germany** consumption is estimated to have declined by about 5%, with transportation fuels stable and fuel oils decreasing. In **Central and Eastern Europe**, a slight decline in consumption in Q1/02 is expected. Hungary is likely to see the biggest downturn, whereas in Slovenia, the Czech Republic and Bulgaria stable consumption is envisaged. Consumption in Croatia, Romania, Serbia-Montenegro and Slovakia is likely to have increased. In total, an increase of 2% in gasoline and 3% in diesel is expected, which is likely to be counter-balanced by an estimated 8% decrease in fuel oils.

The segment's **sales** figure decreased by 22% to EUR 1,048.58 mn (1-3/01: EUR 1,340.37 mn) mainly due to lower product prices for bulk and petrochemicals which negated the increased volumes in both the Refining and Marketing businesses.

**Reported EBIT** in R & M showed a small loss of EUR 1.25 mn (1-3/01: profit of EUR 55.18 mn). The main drivers for this substantial deterioration were the falling bulk and petrochemicals margins, which have been at their lowest levels for more than a decade. Although EBIT improved in Marketing, this could not compensate for the massive drop in bulk and basic petrochemical margins (the indicative Rotterdam margin decreased by USD 2.21/bbl to USD 0.09/bbl for the first quarter of 2002).

The EBIT contribution of **petrochemicals** was EUR 9.63 mn mainly reflecting the considerable drop in prices and margins and a marginal decrease in sales volume (1-3/01: EUR 30.20 mn). Market conditions in **Marketing** were more favorable than in the first quarter of last year, resulting in an improved contribution to the segment's EBIT. The larger portion of this stems from the Group's international activities.

**Refining** sales volume decreased by 3% to 2.77 mn t (1-3/01: 2.85 mn t). Schwechat sold 1.97 mn t, including exports, petrochemicals and third party processing, a decrease of 3% (1-3/01: 2.01 mn t). Burghausen's sales fell by 4% to 0.80 mn t (1-3/01: 0.83 mn t). Exports from Schwechat, mainly to our CEE marketing subsidiaries, decreased by 5% to 0.31 mn t (1-3/01: 0.33 mn t).

OMV's refining crude input increased to 3.13 mn t (1-3/01: 2.90 mn t) and capacity utilization grew to 98% (1-3/01: 91%). The utilization rate in Schwechat improved again to 97% due to the lack of maintenance shutdowns (1-3/01: 87%) and Burghausen was utilized at full capacity in both periods. Crude input for third party processing in Schwechat was stable at 0.44 mn t.

In **Marketing**, sales volume from the consolidated domestic and international companies increased by 5% to 1.88 mn t (1-3/01: 1.79 mn t). Both the filling station and the commercial businesses contributed to this growth, with the main driver being the domestic and international retail business. International sales volume increased by 4% to 1.06 mn t

(1–3/01: 1.02 mn t). In Austria, total sales volume increased by 5% from 0.77 mn t to 0.81 mn t. Strengthened demand improved margins and sales volume in commercial sales. Austrian retail margins and international commercial sales margins came under pressure compared to the equivalent period last year.

Since the end of 2001, the OMV **retail network** increased by 13 to a total of 1,173 stations (December 31, 2001: 1,160). There were two stations less in Austria, giving a total of 532 stations in operation at the end of March 2002. The proportion of international stations is continuously growing and stood at almost 55% with 641 stations in operation (December 31, 2001: 54%; 626 stations). OMV has 52 retail stations in Bulgaria (2001: 51), 28 in Croatia (2001: 25), 110 in the Czech Republic (2001: 110), 79 in Germany (2001: 79), 112 in Hungary (2001: 114), 67 in Italy (2001: 66), 33 in Romania (2001: 34), 64 in Slovakia (2001: 51), and 96 in Slovenia (2001: 96).

According to preliminary market estimates for the first quarter 2002, the average retail market share held by the OMV Group was approximately 16%, with the Austrian retail market share at over 21% and the international retail market share at about 13%.

## Gas

| Q1/02 | Q1/01 | in EUR million | 1–3/02 | 1–3/01 | FY 2001 |
|---|---|---|---|---|---|
| 33.96 | 33.00 | EBIT | 33.96 | 33.00 | 110.54 |
| 33.96 | 33.28 | Clean EBIT | 33.96 | 33.28 | 110.97 |

In the first quarter of 2002, the **consumption** of natural gas in Austria increased by about 6% to approximately 2.8 bcm because of higher consumption in power plants and the refinery as well as increased demand in households and industry.

**Segment sales** of Gas showed a decrease of about 4% and stood at EUR 371.08 mn in the first three months of 2002 (1–3/01: EUR 385.65 mn). This was largely as a result of lower gas prices, which are linked to fuel prices, and was only partly offset by increased sales volume.

**EBIT** increased by 3% from EUR 33 mn in the first quarter of 2001 to EUR 33.96 mn in the period under review. In particular the supply and marketing business showed a strong performance compared to the first quarter of 2001, mainly due to the successful marketing of OMV's capacity. The start-up of the first phase of the TAG Loop II was a strong contributing factor in the carrier business. However, contracted storage volumes decreased by 8%, as long-term contracts were only partly renewed. In the first quarter of 2002 no special charges are included (1–3/01: a marginal amount of EUR 0.28 mn).

**Import volumes** of 1.71 bcm were 3% above last year's level (1–3/01: 1.65 bcm) and import sales volume (excluding own production) again increased by 4% to 1.64 bcm. As of March 31, 2002 physical storage levels of gas reserves held for OMV customers decreased to 0.35 bcm (2000: 0.81 bcm) as the increased demand was mainly met by storage volumes. Total gas transmission volume rose by 2% to 6.88 bcm (1–3/01: 6.74 bcm) mainly due to the expansion of the TAG capacity.

The negotiations regarding a strong Austrian joint marketing company between OMV and the other big players in the Austrian natural gas market should be finalized during the current year.

## Chemicals and Plastics (C & P)

| Q1/02 | Q1/01 | in EUR million | 1-3/02 | 1-3/01 | FY 2001 |
|---|---|---|---|---|---|
| 12.51 | 17.68 | EBIT | 12.51 | 17.68 | 48.74 |
| 11.61 | 17.48 | Clean EBIT | 11.61 | 17.48 | 45.99 |

The **fertilizer market** in Europe stabilized as capacity was reduced which led to higher prices but also to increased imports from the East. High stock levels in the industry at the end of the fertilizer season led to lower prices. Wholesalers continued to anticipate falling prices – due to lower natural gas prices – and reduced their orders. The demand for **melamine** was lower than expected due to poor economic development in the first quarter of 2002 and high import pressure from Asia. Prices were 18% lower than in 1-3/01.

**Segment sales** in Chemicals and Plastics rose by 3% to EUR 125.54 mn (1-3/01: EUR 121.73 mn). Contrary to the industry trend, this was a result of higher sales volume in fertilizers and melamine, which compensated for lower product prices.

**EBIT** for the first three months of 2002 decreased by 29% to EUR 12.51 mn (1-3/01: EUR 17.68 mn) as a result of lower margins and higher costs (for example maintenance or insurance expenses), which could not be offset by lower feedstock cost. Accordingly, **clean EBIT** decreased by 34% to EUR 11.61 mn, excluding one-off gains on the disposal of real estate.

In **Melamine** sales volumes increased by 23%, but earnings dropped as a result of lower prices caused by intensified competition from Asia. In **fertilizers,** sales volume increased by 24% compared to 1-3/01. The main driver was the multi-nutrient fertilizer business.

In **Plastics**, the geo-textile business saw a marked decrease in sales volume of 10%, which could not be compensated by the improved margins. Overall, in line with the trend of Q4/01, this led to a lower contribution to segment results.

## Outlook for 2002

As we stated when reporting the results for the full year 2001, a marked decline in our 2002 earnings was virtually unavoidable. Our performance in the first quarter clearly demonstrates the challenging market conditions the industry is currently facing.

**Refining** margins in Europe were at unprecedented low levels during the first quarter of 2002 and no significant improvement has been visible since then. Current refining margins in the industry seem unsustainable in the longer term and there is a widely held expectation in the industry that they will improve as the year unfolds. On this basis we would clearly expect the contribution from our R&M business to progress from the loss realized in the first quarter.

Prices and margins of basic petrochemical products are expected to continue to suffer if they do not react to increased crude oil prices and if squeezed polyolefine returns continue to put pressure on olefin prices. However, a more positive performance from our **Marketing** business is expected due to continued volume growth.

On the positive side current crude oil prices have exceeded expectations, which will benefit the **E&P** business. Following the high oil prices of the last two years, however, a decline in E&P earnings for 2002 cannot be avoided.

The EBIT contribution of the **Gas** business for 2002 is likely to decrease partly because of market conditions and partly as a result of changes in the reporting structure of the business following the establishment of the Austrian joint gas marketing company. With this new structure it is expected that profits previously reported within EBIT will in future be reported in financial income.

Our market forecasts for 2002 are based on the expectation that oil prices will still be below their average level in 2001 (average Brent price at 24.46 USD/bbl), and that there will be a lagged fall in gas prices. We do not expect this fall to be wholly counterbalanced by improved results from other segments such as **C&P**. Earnings expectations for **Borealis** remain depressed, which is not expected to benefit from a cyclical upturn until 2003.

In line with our comments at the time of the full year results, based on the current market conditions we do not anticipate a repetition of last year's record Group earnings. However, we maintain our ambitious earnings targets and the current downturn in profit is not a reversal of the trend of steadily improving earnings.

We maintain our strategy of driving growth through organic development. To this end we continue to channel investment into our E&P activities and are accelerating the growth in our international Marketing and melamine businesses. We remain focused upon further strengthening the position of all of OMV's business segments despite the difficult market conditions.

**— Ends —**


For further information, please contact:
**OMV**

| | |
|---|---|
| Brigitte H. Juen, Investor Relations | Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com |
| Bernhard Hudik, Press office | Tel. +43 1 404 40-21663; e-mail: bernhard.hudik@omv.com |
| Homepage: | www.omv.com |

**Weber Shandwick Square Mile**

| | |
|---|---|
| *Claudine Cartwright, London* | Tel: +44 207 950 2862; *e-mail*: ccartwright@webershandwick.com |

**Golin Harris Ludgate**

| | |
|---|---|
| Allan Jordan, New York | Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com |


Next results announcement: **Result January–June and Q2/02** on August 13, 2002

*** *** ***

**Tables follow**

## Financial statements according to ACC (Austrian Commercial Code), in EUR

(Rounded figures sometimes do not add up. Figures for Q1/02 and Q1/01 equal those for the period January to March of the periods under review (1-3/02 and 1-3/01); for your convenience the structure of the report *will be the same for all quarters and periods.)*

| Q1/02 | Q1/01 | **Sales** in EUR 1,000 | 1-3/02 | 1-3/01 | 2001 |
|---|---|---|---|---|---|
| 144,913 | 221,078 | E & P | 144,913 | 221,078 | 765,367 |
| 1,048,583 | 1,340,371 | R & M | 1,048,583 | 1,340,371 | 5,579,826 |
| 371,076 | 385,646 | Gas | 371,076 | 385,646 | 1,438,169 |
| 125,536 | 121,729 | C & P | 125,536 | 121,729 | 439,696 |
| 29,598 | 8,740 | Corporate and Other | 29,598 | 8,740 | 80,902 |
| **1,719,706** | **2,077,564** | **Segment subtotal** | **1,719,706** | **2,077,564** | **8,303,960** |
| (126,413) | (167,656) | less: internal sales | (126,413) | (167,656) | (567,576) |
| **1,593,293** | **1,909,908** | **OMV Group** | **1,593,293** | **1,909,908** | **7,736,384** |

| Q1/02 | Q1/01 | **EBIT** in EUR 1,000 | 1-3/02 | 1-3/01 | 2001 |
|---|---|---|---|---|---|
| 47,989 | 99,233 | E & P | 47,989 | 99,233 | 272,973 |
| (1,253) | 55,183 | R & M | (1,253) | 55,183 | 223,091 |
| 33,964 | 33,004 | Gas | 33,964 | 33,004 | 110,541 |
| 12,512 | 17,675 | C & P | 12,512 | 17,675 | 48,741 |
| (13,105) | (5,712) | Corporate and Other | (13,105) | (5,712) | (45,697) |
| **80,107** | **199,382** | **Segment subtotal** | **80,107** | **199,382** | **609,649** |
| (900) | 8,800 | Special items | (900) | 8,800 | 92,620 |
| *0* | *1,514* | *thereof: E & P* | *0* | *1,514* | *38,780* |
| *0* | *7,211* | *R & M* | *0* | *7,211* | *56,160* |
| *0* | *0,275* | *Gas* | *0* | *0,275* | *430* |
| *(900)* | *(0,200)* | *C & P* | *(900)* | *(0,200)* | *(2,750)* |
| *0* | *0* | *Corporate and Other* | *0* | *0* | *0* |
| **79,207** | **208,182** | **OMV Group clean** | **79,207** | **208,182** | **702,269** |

## Consolidated balance sheet in EUR 1,000

| Assets | March 31, 2002 | Dec. 31, 2001 |
|---|---|---|
| A. Fixed assets | | |
| I. Intangible assets | 133,416 | 130,865 |
| II. Tangible assets | 2,969,554 | 2,923,190 |
| III. Financial assets | 960,144 | 928,786 |
| | **4,063,114** | **3,982,841** |
| B. Current assets | | |
| I. Inventories | 461,421 | 385,821 |
| II. Accounts receivable and other assets | 1,027,926 | 1,020,013 |
| III. Cash in hand and cash at bank, securities | 299,515 | 229,129 |
| | **1,788,862** | **1,634,963** |
| C. Deferred taxes | 118,526 | 130,677 |
| D. Prepaid expenses and deferred charges | 33,607 | 23,062 |
| | **6,004,109** | **5,771,543** |

| Stockholders´ equity and liabilities in EUR 1,000 | March 31, 2002 | Dec. 31, 2001 |
|---|---|---|
| A. Stockholders´ equity | | |
| I. Capital stock | 196,290 | 196,290 |
| II. Capital and revenue reserves, unappropriated income | 2,066,208 | 2,018,596 |
| III. Treasury stock | 9,208 | 9,036 |
| IV. Minority interests | 26,738 | 24,484 |
| | **2,298,444** | **2,248,406** |
| B. Provisions | | |
| I. Provisions for severance payments and pensions | 697,131 | 695,450 |
| II. Other provisions | 382,593 | 356,782 |
| | **1,079,724** | **1,052,232** |
| C. Liabilities | 1,963,176 | 1,810,481 |
| D. Accrued decommissioning and restoration costs | 222,650 | 222,315 |
| E. Deferred income | 440,115 | 438,109 |
| | **6,004,109** | **5,771,543** |

| Q1/02 | Q1/01 | Consolidated statement of income in EUR 1,000 | 1-3/02 | 1-3/01 |
|---|---|---|---|---|
| 2,060,475 | 2,337,732 | Sales including excise petroleum tax | 2,060,475 | 2,337,732 |
| (467,182) | (427,824) | Petroleum excise tax | (467,182) | (427,824) |
| **1,593,293** | **1,909,908** | **Sales excluding excise petroleum tax** | **1,593,293** | **1,909,908** |
| (24,028) | (21,797) | Direct selling expenses | (24,028) | (21,797) |
| (1,357,164) | (1,580,239) | Cost of goods sold | (1,357,164) | (1,580,239) |
| **212,101** | **307,872** | **Gross profit** | **212,101** | **307,872** |
| 15,788 | 17,584 | Other operating income | 15,788 | 17,584 |
| (77,241) | (59,833) | Selling expenses | (77,241) | (59,833) |
| (37,377) | (32,362) | Administrative expenses | (37,377) | (32,362) |
| (15,939) | (13,990) | Exploration expenses | (15,939) | (13,990) |
| (5,358) | (4,554) | Research and development | (5,358) | (4,554) |
| (11,867) | (15,335) | Other operating expenses | (11,867) | (15,335) |
| **80,107** | **199,382** | **Earnings before interest and tax** | **80,107** | **199,382** |
| (20,421) | (14,617) | Financial expenses | (20,421) | (14,617) |
| **59,686** | **184,765** | **Income from ordinary activities** | **59,686** | **184,765** |
| (19,713) | (57,311) | Taxes on income | (19,713) | (57,311) |
| **39,973** | **127,454** | **Net income for the period** | **39,973** | **127,454** |

| Q1/02 | Q1/01 | Summarized statement of cash flows in EUR 1,000 | 1–3/02 | 1–3/01 |
|---|---|---|---|---|
| 39,973 | 127,454 | Net income for the period | 39,973 | 127,454 |
| 94,236 | 81,281 | Depreciation and other | 94,236 | 81,281 |
| 134,209 | 208,735 | Sources of funds | 134,209 | 208,735 |
| 16,002 | 193,493 | Decrease in net working capital | 16,002 | 193,493 |
| **150,211** | **402,228** | **Net cash provided by operating activities** | **150,211** | **402,228** |
| (108,177) | (155,695) | Capital expenditure | (108,177) | (155,695) |
| 7,873 | 33,715 | Proceeds from the sale of fixed assets and subsidiaries | 7,873 | 33,715 |
| **(100,304)** | **(121,980)** | **Net cash used in investing activities** | **(100,304)** | **(121,980)** |
| **44,629** | **(250,283)** | **Net cash provided by (used in) financing activities** | **44,629** | **(250,283)** |
| 964 | 1,684 | Effect of exchange rate changes | 964 | 1,684 |
| **95,500** | **31,649** | **Net increase in cash and cash equivalents** | **95,500** | **31,649** |
| 189,142 | 121,963 | Cash and cash equivalents at beginning of period | 189,142 | 121,963 |
| 284,642 | 153,612 | Cash and cash equivalents at end of period | 284,642 | 153,612 |

## US GAAP reconciliation of net income and stockholders' equity:

*(Rounded figures sometimes do not add up.)*

| Stockholders' Equity | | US GAAP reconciliation | Net income | | |
|---|---|---|---|---|---|
| March 31, 2002 | Dec. 31, 2001 | in EUR 1,000 | 1–3/02 | 1–3/01 | 2001 |
| **2,298,444** | **2,248,406** | **Equity and net income according to ACC** | **39,973** | **127,454** | **381,650** |
| (25,957) | (24,483) | Income attributable to minority interests | (3,957) | (1,186) | (2,452) |
| **2,272,487** | **2,223,923** | **Equity and net income after minority interests** | **36,016** | **126,268** | **379,198** |
| 149,345 | 157,174 | Depreciation of fixed assets (other than E & P) | (7,829) | (9,841) | (38,523) |
| 51,625 | 52,063 | Depreciation of fixed assets in E & P | (420) | (895) | 11,212 |
| (9,208) | (9,036) | Treasury stock | (172) | (458) | (532) |
| (538) | (1,074) | Sale and leaseback transactions | 536 | 536 | 2,142 |
| 5,669 | (12,959) | Purchases of associates | 18,637 | 243 | 919 |
| (127,211) | (130,208) | Severance payments, pensions and jubilee payments | 2,641 | (3,342) | 34,033 |
| 51,794 | 51,794 | Restructuring costs | 0 | (72) | (23,151) |
| 60,797 | 59,829 | Other provisions | 985 | 553 | 5,985 |
| 1,101 | 2,039 | Foreign currency translations and transactions | (942) | (2,109) | 78 |
| 17,248 | 16,992 | Securities | (1,209) | (2,417) | 2,200 |
| (6,022) | 18,921 | Derivative instruments | (24,968) | 8,446 | 18,173 |
| 631 | 779 | Changes in accounting principles: plant upgrades | (148) | (446) | (1,238) |
| (75,673) | (85,722) | Deferred taxes | 10,741 | 6,177 | (1,990) |
| **119,558** | **120,592** | **Total reconciliation** | **(2,148)** | **(3,625)** | **9,308** |
| **2,392,045** | **2,344,515** | **Equity and net income according to US GAAP** | **33,868** | **122,643** | **388,506** |

| Q1/02 | Q1/01 | OMV Fact sheet [1] | 1–3/02 | 1–3/01 | 2001 |
|---|---|---|---|---|---|
| 27 | 27 | **Non-par value shares outstanding** in million (mn) | 27 | 27 | 27 |
| 26.90 | 26.93 | **# of shares less own shares** (mn, EPS calculation) | 26.90 | 26.93 | 26.92 |
| 1.34 | 4.69 | **Earnings per share** (reported, ACC) in EUR | 1.34 | 4.69 | 14.09 |
| 1.32 | 4.91 | **Earnings per share** (clean [2], ACC) in EUR | 1.32 | 4.91 | 16.39 |
| 0.57 | 4.55 | **Earnings per share** US GAAP in EUR | 0.57 | 4.55 | 13.94 |
| 0.88 | 0.92 | **USD exchange rate** in EUR | 0.88 | 0.92 | 0.90 |
| 21.14 | 25.84 | **Average Brent crude price** in USD/bbl | 21.14 | 25.84 | 24.46 |
| 20.06 | 25.88 | **Average OMV realized crude price** in USD/bbl | 20.06 | 25.88 | 24.09 |
| 19.89 | 17.38 | **Exploration costs** in EUR mn | 19.89 | 17.38 | 72.53 |
| 15.94 | 13.99 | **Exploration expenses** in EUR mn | 15.94 | 13.99 | 66.47 |
| 4.51 | 4.06 | **Operating expenditure** in USD/boe | 4.51 | 4.06 | 4.82 |
| 4.6 | 5.0 | **Crude oil and NGL production** in mn bbl | 4.6 | 5.0 | 19.8 |
| 14.6 | 14.0 | **Natural gas production** in bcf | 14.6 | 14.0 | 52.3 |
| 7.1 | 7.3 | **Production of crude oil, NGL and gas** in mn boe | 7.1 | 7.3 | 28.5 |
| 1.71 | 1.65 | **Gas imports** in bcm | 1.71 | 1.65 | 5.89 |
| 1.64 | 1.58 | **Gas sales** excluding own production in bcm | 1.64 | 1.58 | 5.63 |
| 0.35 | 0.89 | **Gas storage volume** [1] in bcm | 0.35 | 0.89 | 0.81 |
| 3.13 | 2.90 | **Refining crude oil processing** in mn t | 3.13 | 2.90 | 12.26 |
| 2.77 | 2.85 | **Refining sales volume** in mn t | 2.77 | 2.85 | 11.82 |
| 1,173 | 1,132 | **Marketing retail network** [1] | 1,173 | 1,132 | 1,160 |
| *532* | *548* | *thereof: Austria* | *532* | *548* | *534* |
| *52* | *36* | *Bulgaria* | *52* | *36* | *51* |
| *28* | *22* | *Croatia* | *28* | *22* | *25* |
| *110* | *107* | *Czech Republic* | *110* | *107* | *110* |
| *79* | *81* | *Germany* | *79* | *81* | *79* |
| *112* | *116* | *Hungary* | *112* | *116* | *114* |
| *67* | *61* | *Italy* | *67* | *61* | *66* |
| *33* | *18* | *Romania* | *33* | *18* | *34* |
| *64* | *50* | *Slovak Republic* | *64* | *50* | *51* |
| *96* | *93* | *Slovenia* | *96* | *93* | *96* |
| 1.88 | 1.79 | **Marketing sales volume** [3] in mn t | 1.88 | 1.79 | 7.77 |
| 5,700 | 5,669 | **Employees** [1] | 5,700 | 5,669 | 5,659 |

[1] figure of end of quarter is equal to that at end of period
[2] using the Group's average tax rate
[3] consolidated companies only